Exhibit (c)(2)
Strictly Private and Confidential March 22, 2009 Project Fairway Presentation to the Board of Directors

Disclaimer CONFIDENTIAL MATERIAL The accompanying material has been prepared by Citigroup Global Markets Inc. ("Citi") and is subject to the terms of our engagement letter with Cox Enterprises, Inc. ("the Company"), including the section entitled "Use of Information" therein. The accompanying material does not constitute an opinion by Citi as to the fairness to the Company or its shareholders of the terms of any actual or proposed transaction involving the Company. In preparing the accompanying material, Citi held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of Cox Radio Inc. ("Cox Radio"). Citi examined certain publicly available business and financial information relating to Cox Radio as well as certain financial forecasts and other information and data relating to Cox Radio which were provided to or discussed with Citi by the management of the Company. Citi considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating Cox Radio and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Cox Radio. In addition to the foregoing, Citi conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate. In preparing the accompanying material, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi. With respect to financial forecasts and other information and data relating to Cox Radio provided to or otherwise reviewed by or discussed with Citi, Citi has been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Cox Radio. The accompanying material is necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of the accompanying material. Citi does not have any obligation to update or otherwise revise the accompanying material. Nothing contained herein shall be construed as legal, tax or accounting advice.

1. Cox Radio Shareholder Analysis

Cox Radio LTM Share Price Performance and Volume Note: Stock data table includes the full month of March 2008, and the month-to-date for March 2009. (1) Radio Index consists of: BBGI, CDL, CMLS, EMMS, ETM, ROIA, RGCI, SGA, and SALM. (2) Represents the high or low price within a one-month period. (3) Equals the sum of each days' closing price multiplied by volume of shares traded, divided by the sum of the volume of shares traded. (4) Based on data through March 20, 2009. 52-Week High: $13.05 52-Week Low: $3.01 (4) 3/20/08 - 3/20/09 1

Cox Radio Shares Outstanding Minority Shares Required to Satisfy Delaware Condition Short Form Merger Shares Outstanding Source: Factset and CEI. (1) Assumes conversion of B shares to A shares. Minimum Tender Condition 471,153 Additional Shares Required to Reach 90% Minimum Tender Condition 2

Cox Radio Shareholder Overview Top 20 Institutions Source: FactSet. Note: Minority share count of 16.8 million. (1) Position filed for 3/9/2009. (2) Position as of 6/30/2008. 3

Cox Radio Shareholder Change Analysis Increase in Position No Change in Position Decrease in Position Top 20 Institutions Source: FactSet. (1) Position filed for 3/9/2009. (2) Position as of 6/30/2008. (3) Change expressed as percentage of current position. Institutions which have been net sellers of stock in the fourth quarter represent over 51% of the minority. 4

Cox Radio Historical Trading Analysis Volume Weighted Average Price Trends (1) Volume Traded By Price Range (2) (1) Equals the sum of each day's closing price multiplied by volume of shares traded, divided by the sum of the volume of shares traded. (2) Each bar indicates the sum total of the volume traded for each day where the closing price of Cox Radio was in the range indicated. Current price $3.30 (9/19/08 - 3/20/09) (12/19/08 - 3/20/09) (2/18/09 - 3/20/09) 6 months (9/19/08 - 3/20/09) 1 year (3/20/08 - 3/20/09) 2 years (03/20/07 - 3/20/09) Cox Radio's average daily volume over the last 12 months is in the lowest quartile of NYSE listed companies. It would take 18 to 25 trading days to sell a 500,000 share block. (3/9/09 - 3/20/09) 5

2. Financial Analysis

Radio Trading Metrics Summary Price Per Cox Radio Share Implied Firm Value / 2009 EBITDA (5) Source: Wall Street research, FactSet, Bloomberg, public filings, and CEI and Cox Radio estimates. (1) $2.00 target based on 3/11/09 Wall Street Strategies research report, $6.00 target based on the upper limit of Wachovia's research report as of 3/4/09. (2) Firm value calculation based on $399 million of net debt. (3) Firm value calculation based on estimated market value of debt of $380 million. (4) Based on 15% - 35% 1-Day premium over 3/20/09 spot share price of $3.30. (5) Firm value calculation based on 79.5 million total shares outstanding and $399 million of net debt; 2009 EBITDA based on 3/6/09 Forecast of $69 million. (4) Current: $3.30 Comparable Company Multiples Book Market (2) (3) (1) Multiples on Cox Radio Consensus '09 EBITDA of $82 million Multiples on Cox Radio 3/6/09 Forecast '09 EBITDA of $69 million 6

Research Firm Date of Report Analyst Price Target 2009 EBITDA ($ in millions) Recommendation Wall Street Strategies Report March 11, 2009 Conley Turner $2.00 N/A Sell March 5, 2009 Mark Wienkes $3.00 $80 Sell March 4, 2009 Marci Ryvicker N/A ($4.00 - $6.00 valuation range) (1) $89 Market Perform March 4, 2009 Michael Meltz $5.50 $72 Underweight March 4, 2009 James Gross N/A $94 Market Perform February 17, 2009 Joseph Bonner N/A N/A Hold January 8, 2009 Frederick W. Moran $5.00 $108 Sell Research Views on Cox Radio Source: Wall Street research, Bloomberg, and FactSet. (1) Wachovia report factors a premium into its valuation due to the possibility of a buyout. Bloomberg consensus EBITDA is $82 million as of March 20, 2009. 7

Comparable Company Analysis - Radio

FV / 2009E EBITDA [1]

Ranked from Highest to Lowest FV / EBITDA (Book Value of Debt)



Market Value of Debt [2]
Book Value of Debt
Adjusted Mean (Book) 9.4x [3]
Adjusted Mean (Market) 4.0x [3]
17.4x
12.4x
13.3x
4.2x
13.2x
4.7x
10.4x
4.0x
9.6x
9.3x
9.5x
3.3x
8.9x
4.1x
7.4x
4.9x
7.3x
3.2x
5.1x
3.3x

$ in millions	Beasley Broadcast Group	Emmis	Citadel	Cumulus	Cox Radio, Inc. [4]	Radio One	Entercom	Regent	Salem	Saga
Book Value of Debt	$179	$426	$2,060	$696	$400	$673	$826	$185	$325	$139
Equity Value	51	29	23	46	262	26	36	4	18	15
Rating	N/A	Caa1 / B	Caa2 / CCC+	B3 / B	Baa3 / BBB-	B3 / B-	B+	B-	B	N/A
Book Value of Debt / LTM EBITDA [5]	7.0x	6.5x	9.0x	7.9x	3.0x	7.2x	6.1x	6.6x	6.3x	4.0x

Source: Wall Street research, FactSet, Bloomberg, public filings, and CEI and Cox Radio estimates.

(1) Firm value is defined as the equity value plus (book or market) value of debt, plus value of preferred stock and minority interests (if applicable) less value of investments (if applicable).

(2) Market value of debt defined as book value of debt multiplied by most recent trading price for each traded debt instrument. For thinly traded debt, estimated market value of debt is based on similar tranche trading level and/or the average bid price for the S&P / LSTA US leveraged loan index. Estimated Cox Radio market value of debt based on equivalent CEI trading levels.

(3) Adjusted Mean excludes Beasley Broadcast Group.

(4) Cox Radio EBITDA based on 3/6/09 Forecast.

(5) "LTM" defined as Last Twelve Months for the period ending either 6/30/08 or 12/31/08 depending on the data available.

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Discounted Cash Flow Analysis Source: CEI and Cox Radio estimates. (1) Book tax rate and deductions used for calculating deferred taxes based on data from Cox Radio's December 2008 Long Range Plan. (2) Excludes signal upgrades of $18 million in 2009 and $20 million in 2010. (3) Based on mid-year convention. 2009 is based on 3/6/09 Forecast 2010 - 2013 EBITDA applies the growth rates from the Long Range Plan approved by Cox Radio's Board of Directors in December 2008 to the 3/6/09 Forecast EBITDA for 2009 2010 - 2013 capital expenditures, depreciation and amortization, and book / tax differential are from the December 2008 Long Range Plan 9

Prior Tender Offers for Minority Interests Source: SDC, press releases, and Citi's M&A Deal Intelligence, ReadyAnalytics. (1) Date when the companies announced the final agreed terms of the transaction. (2) 1 Day Prior and 1 Month Prior stock prices are based on the initial public offer date unless there was public knowledge of the transaction prior to announcement. Data determined through review of filings. Prior Transaction Parameters $50 million - $3,000 million transactions 1/1/2004 - Present 100% cash consideration paid to Target Targets domiciled in the U.S. Acquiror seeks to own 100% of Target after the tender offer Prior Tender Offers ($ in millions) 10

Illustrative Range Based on Different Prices Source: Company filings, 3/6/09 Forecast, and Factset. (1) Assumes $399 million of Net Debt. 11